Filed Pursuant to Rule 424(b)(3)
Registration No. 333-262300

PROSPECTUS SUPPLEMENT NO. 7

To Prospectus dated March 29, 2022

HYPERFINE, INC.

Up to 41,775,946 Shares of Class A Common Stock

Up to 15,055,288 Shares of Class B Common Stock

This prospectus supplement no. 7 supplements the prospectus dated March 29, 2022, as supplemented from time to time (the “Prospectus”), relating to the resale from time to time by the Selling Securityholders named in the Prospectus (the “Selling Securityholders”) of up to (i) 5,025,000 shares of Class A common stock, par value $0.0001 per share (“Class A common stock”), held by the sponsor of our predecessor company, HealthCor Catalio Acquisition Corp., a Delaware corporation (“HealthCor”), HC Sponsor LLC (the “Sponsor”), and certain of its transferees (the “Founder Shares”), (ii) 12,122,000 shares of Class A common stock issued in the PIPE Investment (as defined in the Prospectus), (iii) 23,714,946 shares of Class A common stock issued to our directors, officers and affiliates and the directors, officers and affiliates of Legacy Hyperfine (as defined in the Prospectus) pursuant to the Business Combination Agreement (as defined in the Prospectus), including shares of Class A common stock that may be issued upon the exercise of stock options (the “Options”) and the vesting of restricted stock units or upon the conversion of Class B common stock, par value $0.0001 per share (“Class B common stock”), (iv) 614,000 shares of Class A common stock issued in the Private Placement (as defined in the Prospectus), (v) 300,000 shares issued following the closing of the Business Combination (as defined in the Prospectus) in lieu of $3.0 million of deferred underwriting compensation payable to the sole bookrunning manager of HealthCor’s initial public offering (the “Letter Agreement Shares”), and (vi) 15,055,288 shares of Class B common stock issued pursuant to the Business Combination Agreement.

The Prospectus provides you with a general description of such securities and the general manner in which we and the Selling Securityholders may offer or sell the securities. More specific terms of any securities that we and the Selling Securityholders may offer or sell may be provided in a prospectus supplement that describes, among other things, the specific amounts and prices of the securities being offered and the terms of the offering. The prospectus supplement may also add, update or change information contained in the Prospectus.

We will not receive any proceeds from the sale of shares of Class A common stock or shares of Class B common stock by the Selling Securityholders, except with respect to amounts received by us upon exercise of the Options.

However, we will pay the expenses, other than any underwriting discounts and commissions, associated with the sale of securities pursuant to the Prospectus.

We registered the securities for resale pursuant to the Selling Securityholders’ registration rights under certain agreements between us and the Selling Securityholders. Our registration of the securities covered by the Prospectus does not mean that either we or the Selling Securityholders will issue, offer or sell, as applicable, any of the securities. The Selling Securityholders may offer and sell the securities covered by the Prospectus in a number of different ways and at varying prices. We provide more information about how the Selling Securityholders may sell the shares in the section entitled “Plan of Distribution” in the Prospectus.

This prospectus supplement incorporates into the Prospectus the information contained in our attached current report on Form 8-K, which was filed with the Securities and Exchange Commission on October 6, 2022.

You should read this prospectus supplement in conjunction with the Prospectus, including any supplements and amendments thereto. This prospectus supplement is qualified by reference to the Prospectus except to the extent that the information in the prospectus supplement supersedes the information contained in the Prospectus. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any supplements and amendments thereto.

Our Class A common stock is listed on Nasdaq under the symbol “HYPR”. On October 5, 2022, the closing price of our Class A common stock was $1.21.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 13 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement of the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 6, 2022.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 03, 2022

Hyperfine, Inc.

(Exact name of Registrant as Specified in Its Charter)

Delaware	001-39949	98-1569027
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

351 New Whitfield Street
Guilford, Connecticut		06437
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s Telephone Number, Including Area Code: (866) 796-6767

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, $0.0001 par value per share	HYPR	The NASDAQ Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

President and Chief Executive Officer Appointment

On October 6, 2022, Hyperfine, Inc. (the “Company”) announced that Maria Sainz, one of the Company’s current directors, was appointed by the Board of Directors of the Company (the “Board”) as President and Chief Executive Officer of the Company, effective as of October 24, 2022 (the “Appointment Date”). Ms. Sainz will also continue to serve as a director on the Board. In connection with Ms. Sainz’s appointment, R. Scott Huennekens, who has been serving as Interim President and Chief Executive Officer of the Company, will step down from that role effective as of the Appointment Date. Mr. Huennekens will continue to serve as Executive Chairperson of the Board.

Ms. Sainz, age 56, has served on the Board since the closing of the Company’s business combination in December 2021. Ms. Sainz also serves as member of the board of directors of ShockWave Medical, Inc., Avanos Medical, Inc. and Atrion Corporation, and was previously on the board of Orthofix Medical Inc., Iridex Corporation and MRI Interventions, Inc. Ms. Sainz served as the President and Chief Executive Officer of AEGEA Medical, a medical device company in the women’s health space focused on the development of technology for endometrial ablation, from May 2018 through February 2021. Prior to that, she served as the President and Chief Executive Officer of Cardiokinetix, a medical device company, from 2012 until 2017. Ms. Sainz received a Bachelor of Arts in Linguistics from the University Complutense in Madrid, Spain and a Masters in International Business from the American Graduate School of International Management. Ms. Sainz’s qualifications to serve on the Board include her leadership experience in the healthcare industry.

The selection of Ms. Sainz to perform the functions of President and Chief Executive Officer was not pursuant to any arrangement or understanding between Ms. Sainz and any other person. There are no family relationships between Ms. Sainz and any director or executive officer of the Company, and there are no transactions between Ms. Sainz and the Company that would be required to be reported under Item 404(a) of Regulation S-K.

On October 4, 2022, the Company entered into an offer letter of employment with Ms. Sainz, effective as of the Appointment Date (the “Offer Letter”). Pursuant to the terms of the Offer Letter, Ms. Sainz’s annual base salary is $550,000. Ms. Sainz is eligible to receive an annual discretionary bonus with a target of 90% of her base salary. Ms. Sainz will receive a one-time sign-on bonus in the amount of $125,000, which is recoverable in full by the Company in the event that Ms. Sainz voluntarily terminates her employment with the Company or is terminated for “cause” (as defined in the Hyperfine, Inc. Executive Severance Plan, as amended (the “Severance Plan”)) prior to the 12 month anniversary of the Appointment Date. The Offer Letter further provides that Ms. Sainz will receive an award of stock options to purchase 3,175,000 shares of Class A common stock of the Company as of the effective date of the stock option repricing previously approved by the Board on August 24, 2022, which is expected to be on or about October 31, 2022, with 25% of the stock options to vest on the last day of the calendar month that includes the one year anniversary of the Appointment Date, and 2.08% at the end of each month thereafter, subject to Ms. Sainz’s continued service to the Company through the applicable vesting dates. Commencing on the Appointment Date, Ms. Sainz will become a participant in the Company’s Severance Plan. The foregoing description of the Offer Letter is not complete and is qualified in its entirety by reference to the full text of the Offer Letter, a copy of which is filed as Exhibit 10.1 to this Current Report on Form 8-K.

Further, in connection with Ms. Sainz’s membership on the Board, Ms. Sainz and the Company previously entered into an indemnification agreement in the form the Company has entered into with its other executive officers and directors, which form is filed as Exhibit 10.24 to the Company’s Current Report on Form 8-K, filed with the U.S. Securities and Exchange Commission on December 28, 2021.

Amended Executive Severance Plan

On October 3, 2022, the Board amended the Severance Plan to include the Chief Executive Officer as a participant in the Severance Plan effective October 1, 2022, but the terms of the Severance Plan did not otherwise change. Participants in the Severance Plan include the Chief Executive Officer and all employees with the title of Vice President, including Executive Vice President, Senior Vice President and Vice President.

Under the Severance Plan, if the Company terminates a participant’s employment without cause (as defined in the Severance Plan) at any time other than during the twelve (12) month period following a change in control (as such term is defined in the Severance Plan) (the “Change in Control Period”), then the participant is eligible to receive the following benefits:

•

Severance payable in the form of salary continuation or a lump sum payment. The severance amount is equal to participant’s then-current base salary times a multiplier determined based on the participant’s title or role with us.

•	The Company will pay for company contribution for continuation coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”) during the severance period.

Under the Severance Plan, if the Company terminates a participant’s employment without cause or a participant resigns for good reason, during the Change in Control Period, then the participant is eligible to receive the following benefits:

•

Severance payable in a single lump sum. The severance amount is equal to participant’s then-current base salary and then-current target annual bonus opportunity, times a change in control multiplier determined based on the participant’s title or role with us.

•	The Company will pay for company contribution for continuation coverage under COBRA during the severance period.

•

Any outstanding unvested equity awards held by the participant under any then-current outstanding equity incentive plan(s) will become fully vested as of the date the termination of such participant’s employment becomes effective.

A participant’s rights to any severance benefits under the Severance Plan are conditioned upon the participant executing and not revoking a valid separation and general release of claims agreement in a form provided by the Company.

The foregoing description of the Severance Plan is not complete and is qualified in its entirety by reference to the full text of the Severance Plan, a copy of which is filed as Exhibit 10.2 to this Current Report on Form 8-K.

Executive Chairperson Compensation

On October 4, 2022, the Board approved the terms of compensation to be granted to Mr. Huennekens for his service as Executive Chairperson of the Board. Mr. Huennekens will be compensated in the amount of $10,000 per month, effective as of the Appointment Date, and continuing until his successor has been appointed or until his earlier death, resignation or removal. In addition, Mr. Huennekens will continue to be entitled to an annual cash retainer fee of $50,000, an annual equity grant and the reimbursement of expenses for his service as a non-employee director in accordance with the Company’s Nonemployee Director Compensation Policy.

Item 7.01. Regulation FD Disclosure.

On October 6, 2022, the Company issued a press release announcing the appointment of Ms. Sainz, as described in Item 5.02 above. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

The information in Item 7.01 of this Current Report on Form 8-K (including Exhibit 99.1) shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description
10.1+	Offer Letter, dated as of October 4, 2022, by and between Hyperfine, Inc. and Maria Sainz
10.2+	Executive Severance Plan, as amended
99.1	Press Release, dated October 6, 2022
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

+ Management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HYPERFINE, INC.

Date:	October 6, 2022	By:	/s/ Neela Paykel
Neela Paykel General Counsel, Chief Compliance Officer and Corporate Secretary